EXHIBIT 10.1

EQUITY PURCHASE AGREEMENT

BY AND

AMONG

PETRO HOLDINGS, INC.

(BUYER),

AND THE SELLERS SIGNATORY HERETO,

(SELLERS)

DATED

MAY 10, 2010

ARTICLE I

DEFINITIONS	1

1.1. Definitions	1

ARTICLE II

SALE AND TRANSFER OF ASSETS; CLOSING	8

2.1. Closing	8
2.2. Purchase Price	8
2.3. Adjustments to Purchase Price	8

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS	9

3.1. Corporate Organization; Etc	9
3.2. Capitalization of Companies	10
3.3. Subsidiaries	10
3.4. No Conflict	10
3.5. Financial Statements	11
3.6. No Unknown Liabilities, Etc	12
3.7. Reserved	12
3.8. Absence of Certain Changes	12
3.9. Title to Properties; Encumbrances	12
3.10. Property, Plant and Equipment	13
3.11. Intellectual Property	14
3.12. Contracts; No Defaults	14
3.13. Operating Matters	16
3.14. Insurance	18
3.15. Labor Difficulties	19
3.16. Employee Benefits	20
3.17. Legal Proceedings; Orders	21
3.18. No Condemnation or Expropriation	21
3.19. Legal Requirements; Governmental Authorizations	21
3.20. Material Consents	23
3.21. Environmental Matters	23
3.22. No Other Agreements	24
3.23. Brokers and Finders	24
3.24. Personnel	24
3.25. Taxes	25
3.26. Relationships With Related Persons	25

ARTICLE IV

FURTHER REPRESENTATIONS AND WARRANTIES OF SELLERS	26

4.1. Title	26
4.2. Authority; No Conflict	26

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER	26

5.1. Buyer Organization; Etc	26
5.2. Authority; No Conflict	27
5.3. Brokers and Finders	27

ARTICLE VI

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION	27

6.1. Survival of Representations and Warranties	27
6.2. Indemnifications	28
6.3. Limitation on Liability	30
6.4. Subrogation	30
6.5. No Double Recovery; Use of Insurance	31
6.6. Treatment of Indemnity Payments Between the Parties	31
6.7. Connecticut Transfer Act	32
6.8. Environmental Indemnification	32

ARTICLE VII

RESTRICTIVE COVENANTS	32

7.1. Restrictive Covenants	32
Each of the Sellers, individually and not jointly, agrees as follows:	32

ARTICLE VIII

MISCELLANEOUS PROVISIONS	33

8.1. Amendment and Modification	33
8.2. Waiver of Compliance	33
8.3. Notices	33
8.4. Assignment	34
8.5. Dispute Resolution	34
8.6. Schedules and Exhibits	35
8.7. Sellers’ Representative	35
8.8. Governing Law	37
8.9. Counterparts	37
8.10. Headings	37
8.11. Entire Agreement	37

8.12. Third Parties	37
8.13. Further Cooperation.	38

Exhibits

Exhibit 2.2(iii)	Form of Environmental Escrow Agreement

Exhibit 2.2(iv)	Form of Indemnification Escrow Agreement

Sellers’ Disclosure Letter

Section 2.2(a)	Indemnity Percentages

Section 3.1	Corporate Organization

Section 3.3	Subsidiaries

Section 3.4(c)	Effect of Contemplated Transactions on Applicable Contracts

Section 3.5	Financial Statements

Section 3.6	Unknown Liabilities

Section 3.8	Certain Changes

Section 3.9(a)	Title to Properties

Section 3.9(b)	Permitted Encumbrances

Section 3.10(a)	Condition of Plant and Equipment

Section 3.10(b)	Written Recommendations

Section 3.10(c)	Owned Real Estate

Section 3.11(a)	Intellectual Property Assets

Section 3.11(b)	Marks, Patents or Copyrights, etc.

Section 3.12(a)	Material Contracts

Section 3.12(b)	Exceptions to 3.12(a)

Section 3.12(c)	Compliance with Material Contracts

Section 3.13(a)(i)	Customer Information for Residential and Commercial Customers

Section 3.13(a)(ii)	Customer Information for Other Customers

Section 3.13(a)(iv)	Heating Oil Gallons

Section 3.13(a)(v)	Other Petroleum Product Gallons

Section 3.13(a)(vi)	Customer Gains and Losses

Section 3.13(a)(vii)	Service Revenues

Section 3.13(b)	Home Heating Oil Sales to Fixed Price and Capped Customers

Section 3.13(c)	Commitments to Fixed and Capped Price Customers

Section 3.13(d)	Bid Customers

Schedule 3.13(e)	Cooperatives

Section 3.13(f)	Large Customer Purchases

Section 3.13(g)	Customer Accommodations

Section 3.13(h)	Aging of Accounts Receivable

Section 3.13(i)	Acquisitions

Section 3.14(a)	Insurance

Section 3.14(b)	Adequacy of Insurance

Section 3.14(c)	Recommendations

Section 3.15	Labor Matters

Section 3.16(a)	Employee Benefits

Section 3.16(b)	Defined Benefit Plans

Section 3.16(h)	Pending DOL/IRS/PBGC Proceedings

Section 3.16(i)	Severance Arrangements

Section 3.17(a)	Legal Proceedings

Section 3.17(b)	Orders

Section 3.19(a)	Legal Requirements

Section 3.19(b)	Governmental Authorizations

Section 3.20	Third-Party Consents

Section 3.21	Environmental

Section 3.21(e)	Environmental; Disposal of Material, etc.

Section 3.24	Personnel

Section 3.25	Taxes

Section 3.26	Relationship with Affiliates

Section 4.2(c)	Sellers Consents and Notices

EQUITY PURCHASE AGREEMENT

EQUITY PURCHASE AGREEMENT (“Agreement”) dated as of May 10, 2010, by and among PETRO HOLDINGS, INC., a Minnesota corporation (“Buyer”), PJC InterCapital LP (“PJC/InterCapital”), A. Silecchia Corporation (“ASC”) and PJC Group of New England Co., a Delaware Corporation (“PJC/New England”). Each is referred to individually as a “Seller” and collectively as the “Sellers”.

Preamble

This Agreement sets forth the terms and conditions upon which Sellers will sell to Buyer, and Buyer will purchase from Sellers, the equity interests in Champion Energy Corporation (“Champion Energy”) and its wholly owned subsidiaries, Champion Oil Company, Hoffman Fuel Company of Danbury, Hoffman Fuel Company of Bridgeport (“Hoffman/Bridgeport”), Hoffman Fuel Company of Stamford, JJ Skelton Oil Company, C. Hoffberger Company, Lewis Oil Company, Inc. and Rye Fuel Company (collectively, the “Companies”). As used in this Agreement, capitalized terms have the meaning ascribed them in Article I of this Agreement or as otherwise set forth herein.

In consideration of the mutual agreements contained herein, intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) “Accountants” shall have the meaning set forth in Section 2.3(b).

(b) “Active Customer” means a Customer who has not terminated, nor with respect to whom the Sellers have any Knowledge of such Customer’s intention to terminate, its normal business relationship with the Companies and their Subsidiaries, and with respect to whom the Companies and their Subsidiaries have not cancelled and, based upon facts known to the Companies and the Sellers, do not intend to cancel such relationship. Except for Customers with tanks with a capacity of 1,000 gallons or more, a Customer is not active if it has not taken a delivery of Petroleum Products since January 31, 2010.

(c) The term “Affiliate” means with respect to a Person (i) another Person that directly or indirectly through one or more intermediaries controls such Person or is controlled by or is under common control with such Person, (ii) any trust or estate in which such Person has more than a 5% beneficial interest or as to which such Person is trustee and (iii) any relative or spouse of such Person or any relative of such spouse.

(d) “Applicable Contract” means any Contract (i) under which the Companies and their Subsidiaries have any rights, (ii) under which the Companies and their Subsidiaries have or are subject to any obligation or liability or (iii) by which the Companies and their Subsidiaries or any of the Assets are bound, including each amendment, supplement and modification (whether oral or written) in respect of any of the foregoing.

(e) “Assets” means all of the assets, property, goodwill and business of every kind, nature and description, real, personal or mixed, tangible or intangible, wherever situated, whether or not reflected on the Interim Balance Sheet, owned or leased by the Companies and their Subsidiaries as of the Closing Date, including, without limitation, all of the Intellectual Property Assets and all rights under Applicable Contracts constituting or held or used or useful in connection with, or related to, the Business.

(f) “Bid” means that the Customer has the right to purchase Petroleum Products for a stipulated period at a stated price or based upon a stated pricing formula, but does not include Fixed Price Customers or Capped Price Customers.

(g) “Business” shall mean the business conducted by the Companies and their Subsidiaries as of the date hereof.

(h) “Capped Price Customers” means any Residential/Commercial Customer which has purchased home heating oil from the Companies and their Subsidiaries pursuant to an agreement which requires the Companies and their Subsidiaries to sell either a specified quantity of home heating oil or home heating oil for a specified period to such Customers at a maximum price.

(i) “Cash Amount” means $50,150,000 (which includes $1,450,000 in early payment penalties to lenders) plus an amount equal to the Estimated Working Capital.

(j) “Champion Energy” shall have the meaning ascribed to such term in the Preamble.

(k) “Closing” and “Closing Date” shall have the meaning ascribed to such term in Section 2.1.

(l) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto.

(m) “Commercial Customer” means any Customer purchasing home heating oil which is not a Residential Customer.

(n) “Companies” shall have the meaning ascribed to such term in the Preamble.

(o) “Connecticut Division” means all operations of Hoffman Fuel Company of Bridgeport and Connecticut Division II means all operations of Hoffman Fuel Company of Danbury.

(p) “Contemplated Transactions” means the transactions contemplated by this Agreement.

(q) “Contract” means any agreement, contract, lease, license, sublicense, or other undertaking (whether written or oral and whether express or implied) that is legally binding.

(r) “Copyrights” means all registered and unregistered copyrights in both published works and unpublished works (including those in computer software and databases), that are owned, licensed, used or held for use by the Companies and their Subsidiaries.

(s) “Customer” means any Person who has been a customer of the Business since April 1, 2009.

(t) “Damages” means any loss, liability, obligation, cost of mitigation, diminution in value claim, damage, expense (including costs of investigation, defense and settlement and reasonable attorneys’ fees), whether or not involving a third-party claim. Damages do not include any liability up to the amount reflected as a liability in the Post-Closing Net Working Capital Calculation, including, without limitation, the Bridgeport Terminal Liability.

(u) “Documents” means this Agreement, the Environmental Escrow Agreement and the Indemnification Escrow Agreement.

(v) “Encumbrance” means any charge, claim, community property interest, condition, equitable interest, mortgage, lien, option, pledge, security interest, right of first refusal, whether arising by law, by agreement or otherwise, including (without limitation) in the case of real estate, real estate covenants, rights of way, easements, activity or use restrictions, encroachments, building use restrictions, variances, special use permits, or reservations.

(w) “Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and inland wetlands and water courses), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

(x) “Environmental Compliance Liability” means any and all liabilities, costs and expenses arising under, or related to, compliance with any Environmental Laws applicable to the Facilities or the Business or operations or assets used in the Business, that would reasonably be expected to result in claims and/or demands under Environmental Laws and/or liabilities to third parties, including but not limited to, Governmental Bodies.

(y) “Environmental Escrow Agreement” means an escrow agreement in the form of Exhibit 2.2(ii).

(z) “Environmental Conditions” means all conditions with respect to soil, surface waters, groundwaters, ponds, stream sediment, air and similar environmental media and building materials, both on-site and off-site of the property owned and/or operated and/or occupied by the Companies or their Subsidiaries or any Predecessor at the Facilities, and all improvements thereto upon or in which the Business is now or was formerly operated that would reasonably be expected to require remedial action and/or that would reasonably be expected to result in claims and/or demands by and/or liabilities to third parties including, but not limited to, Governmental Bodies. This term shall expressly include on and off-site liabilities asserted under the Comprehensive Environmental Response Compensation and Liability Act, as amended, (“CERCLA”) or analogous State or foreign statutes.

(aa) “Environmental Laws” means all applicable Legal Requirements relating to pollution or protection of human health (as relating to Materials of Environmental Concern) or the Environment, including (without limitation), (i) emissions, discharges, releases or threatened releases of Materials of Environmental Concern, (ii) the manufacture, generation, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern, (iii) the preservation of the Environment or mitigation of adverse effects thereon, (iv) health and safety of employees, community right-to-know, hazard communication and noise concerns or (v) record keeping, notification, disclosure and reporting requirements respecting Materials of Environmental Concern.

(bb) “Environmental Notice” means any summons, citation, directive, order, claim, pleading, proceeding, judgment, request for information, letter or any other written communication from the United States Environmental Protection Agency (“USEPA”), or any other federal, state or local agency or authority, or any other entity or any individual, concerning any intentional or unintentional act or omission which has resulted in or which would reasonably be expected to result in the Release of any Materials of Environmental Concern into the Environment or building material, or compliance with Environmental Laws.

(cc) “Equity Interests” means, collectively, all of the stock of Champion Energy held by the Sellers.

(dd) “ERISA” means the Employee Retirement Income Security Act of 1974 or any successor law, and regulations and rules issued pursuant to that Act or any successor law.

(ee) “ERISA Affiliate” means any other Person that, together with Sellers, would be treated as a single employer under § 414 of the Code.

(ff) “Estimated Working Capital” means the amount of $10,689,000.

(gg) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(hh) “Facilities” means the facilities of the Companies and their Subsidiaries located at the Real Property, or any other real property currently or formerly owned and/or operated and/or leased by the Companies or their Subsidiaries or any Predecessor, and all improvements thereon.

(ii) “Fixed Price Customer” means any Residential/Commercial Customer which has purchased or agreed to purchase in the future home heating oil from the Business pursuant to an agreement which requires the Business to sell a specified quantity of home heating oil or to sell home heating oil for a specified period of time, to such Residential/Commercial Customer at a fixed price and period of time.

(jj) “GAAP” means generally accepted accounting principles as from time to time in effect.

(kk) “Governmental Authorization” means any approval, consent, license, permit, order, consent order, consent decree, waiver or other authorization issued, granted, given or otherwise made available or applied for by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

(ll) “Governmental Body” means any (i) nation, state, county, city, town, village, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign or other government, (iii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal), (iv) multi-national organization or body or (v) federal, state, local, municipal, foreign or other body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

(mm) “Hardware” means any computer, modem, server, processing unit, communication equipment or connection, embedded chips and any other device or equipment of any kind and all parts and components thereto used in or on behalf of the Business that are owned by the Companies and their Subsidiaries, leased by the Companies and their Subsidiaries and/or used by the Companies and their Subsidiaries under a license.

(nn) “Heat USA Customers” means Customers who are members of the Heat USA buying group and serviced by the Companies pursuant to an agreement with Heaney Energy Corporation.

(oo) “Hold Back Amount” means $4,900,000.

(pp) “Indemnification Escrow Agreement” means an escrow agreement substantially in the form of Exhibit 2.2(iii).

(qq) “Indemnity Percentage” means for each Seller, the amount, shown as a percentage, calculated in accordance with Section 2.2(a) of Sellers’ Disclosure Letter.

(rr) “Intellectual Property Assets” means all Marks, Patents, Copyrights and Trade Secrets and all websites and domain names used in connection with the Business.

(ss) “Interim Balance Sheet” has the meaning set forth in Section 3.5 of this Agreement.

(tt) “Knowledge” means, in the case of an individual, such Person’s knowledge, and in the case of the Sellers such matters as they should reasonably have known after investigation, including discussion with the officer or employee of the Companies and their Subsidiaries who is primarily responsible for the applicable subject and failing such discussion, the actual knowledge of such officer or employee. A Person (other than an individual) will be deemed to have the actual knowledge of any officer, director or general partner of such Person.

(uu) “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational or other administrative order, consent order, judgment, injunction, constitution, law, ordinance, regulation, published policy, statute or treaty. As used herein, unless the context otherwise requires, the term “Legal Requirement” refers only to any Legal Requirement applicable to the Companies and their Subsidiaries, the Business and any Facilities currently owned and operated by the Companies or their Subsidiaries.

(vv) “Long-Term and Bank Debt and Other Long-Term Indebtedness” means long-term indebtedness of the Companies and their Subsidiaries for borrowed money and, without duplication, the short-term indebtedness of the Companies and their Subsidiaries to banking institutions and other Long-Term Indebtedness (including the short-term amount included in current liabilities) required to be shown on a balance sheet in accordance with GAAP as of the Closing Date and (ii) the sum of $696,000 due to Anthony Silecchia under the Employment Agreement dated July 1, 1993, as amended. For clarity, none of the foregoing amount due to Mr. Silecchia shall be included as a current liability in Net Working Capital

(ww) “Marks” means the names “Champion”, “Hoffman”, “JJ Skelton”, “Hoffberger”, “Lewis Oil” and all fictional business names, tradenames, registered and unregistered federal and state trademarks, service marks, slogans, trade dress, logos and all applications to register the same, domestic and foreign, that are owned, licensed, used or held for use by the Companies and their Subsidiaries.

(xx) “Maryland Division” means all operations of the C. Hoffberger Company.

(yy) “Material Adverse Effect” means any occurrence, circumstance or condition (excluding general economic trends or conditions and trends or conditions affecting the industry in which the Companies and their Subsidiaries operate) which individually or in the aggregate, together with all other occurrences, circumstances and conditions, has resulted in, or is reasonably likely to result in, a material adverse effect on the results of operations or financial condition of any of the Operating Divisions or all of the Operating Divisions as a whole.

(zz) “Material Contracts” means the Contracts identified or required to be identified in Section 3.12(a) of Sellers’ Disclosure Letter.

(aaa) “Materials of Environmental Concern” means, to the extent regulated under any Environmental Laws, any petroleum or fraction thereof, petroleum product, petroleum by-product, fuel oil, waste oil, explosive, reactive material, ignitable material, corrosive material, hazardous chemical, hazardous waste, hazardous substance, extremely hazardous substance, toxic substance, toxic chemical, radioactive material, medical waste, biomedical waste, infectious material, pollutant, toxic pollutant, herbicide, fungicide, rodenticide, insecticide, contaminant or pesticide and including, but not limited to, any other element, compound, mixture, solution or substance which poses a present or potential hazard to human health or the environment.

(bbb) “Net Dollar Sales” means gross sales less all allowances, rebates, discounts, taxes and other credits, other than oil coupons.

(ccc) “Net Working Capital” means as of April 30, 2010 the excess of (i) current assets excluding intercompany receivables, over (ii) current liabilities excluding intercompany payables and excluding the short term indebtedness of the Companies and their Subsidiaries to banking institutions and Other Long-Term Indebtedness to the extent it is included in the calculation of Long-Term and Bank Debt and Other Long-Term Indebtedness and Other Long-Term Indebtedness, (i) and (ii) as calculated in accordance with GAAP (excluding any unrealized assets or liabilities created by the implementation of SFAS No. 133 as long as all transactions included therein are entered into in the Ordinary Course of Business). Notwithstanding the foregoing, (i) the reserve for doubtful accounts shall be $908,000, (ii) deferred tax assets will be valued at $312,000, (iii) there shall be included in current liabilities (a) in the amount of $1,500,000 (the “Bridgeport Terminal Liability”) relating to environmental remediation with respect to the petroleum storage facility owned by Hoffman/Bridgeport and located in Bridgeport, Connecticut (the “Bridgeport Terminal”) and (b) in the amount of $200,000 with respect to state income taxes, and (iv) there will be deducted any payments or distributions by Champion Energy made after April 30, 2010 either (i) not in the Ordinary Course of Business or (ii) to any Affiliate of the Companies and their Subsidiaries and/or the Sellers other than payment of current compensation in the Ordinary Course of Business.

(ddd) “New York Division” means Lewis Oil Company.

(eee) “New Hampshire Division” means Rye Fuel Company.

(fff) “Operating Divisions” individually refers to each of the New York State Division, the Maryland Division, the New Hampshire Division, the Connecticut I Division, the Connecticut II Division and the Pennsylvania Division and collectively to all of them.

(ggg) “Order” means any award, decision, decree, injunction, judgment, order, consent order, ruling, or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Body.

(hhh) “Ordinary Course of Business” means an action taken by a Person only if such action is taken in the ordinary course of the normal operations of such Person consistent with the past practices of such Person.

(iii) “Organizational Documents” means each of the following as currently in effect, as applicable: (i) the charter, memorandum, articles or certificate of incorporation and the by-laws of a corporation, (ii) the partnership agreement and any statement of partnership of a general partnership, (iii) the limited partnership agreement and the certificate of limited partnership or formation of a limited partnership, (iv) the certificate of formation or articles of organization and operating agreement of a limited liability company, (v) any similar document adopted or filed in connection with the creation, formation or organization of a Person and (vi) any amendment to any of the foregoing.

(jjj) “Other Customer” shall mean a Customer purchasing diesel, gasoline and/or kerosene.

(kkk) “Patents” means all patents, patent applications, provisional patent applications, divisionals, continuations, continuations-in-part, reissues, reexaminations, extensions, invention registrations, patentable invention disclosures and inventions and discoveries that may be patentable, domestic and foreign, that are owned, licensed, used or held for use by the Companies and their Subsidiaries.

(lll) “Pennsylvania Division” means all operations of JJ Skelton Oil Company.

(mmm) “Permitted Encumbrances” means (i) matters set forth in Section 3.9(b) of Sellers’ Disclosure Letter; (ii) as disclosed in the Financial Statements described in Section 3.5; (iii) liens for taxes, assessments and other governmental charges not yet due and payable or, if due, (A) not delinquent or (B) being contested in good faith by appropriate proceedings; (iv) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like liens arising or incurred in the Ordinary Course of Business if the underlying obligations are not more than 30 days past due or are being contested in good faith; (v) liens or title-retention arrangements arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course of Business; and (vi) with respect to real property, (A) easements, licenses, covenants, rights-of-way and other similar restrictions, including, without limitation, any other agreements or restrictions which would be shown by a current title report or other similar report or listing, (B) any conditions that may be shown by a current survey, title report or physical inspection and (C) zoning, building and other similar restrictions, so long as the matters referred to in (A) or (B) or (C) neither individually nor in the aggregate, render the title of such real property unmarketable or interfere with the use of such real property substantially as currently used or materially reduce its value.

(nnn) “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or other entity or Governmental Body.

(ooo) “Petroleum Products” means #2 heating oil, diesel, kerosene and gasoline.

(ppp) “Plans” means each (i) deferred compensation, bonus, incentive compensation, stock purchase, stock option and other equity compensation plan, program, Contract or arrangement, (ii) severance or termination pay, medical, surgical, hospitalization, life or group insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA), (iii) profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA), (iv) multi-employer plan (within the meaning of Section 3(37) of ERISA), (v) employment, termination or severance Contract and (vi) other employee benefit plan, fund, program, Contract or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by any of the Companies and their Subsidiaries or by any ERISA Affiliate, or to which any of the Companies and their Subsidiaries or an ERISA Affiliate is party, for the benefit of any employee, former employee, retiree, consultant, officer or director of any of the Companies and their Subsidiaries or an ERISA Affiliate (the “Employees”).

(qqq) “Predecessor” means any Person which was merged into any of the Companies and their Subsidiaries or which transferred all or substantially all of its assets to any of the Companies and their Subsidiaries.

(rrr) “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal or administrative) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Body or arbitrator, and any appeal of any such Proceeding.

(sss) “Real Property” means the operating locations of the Business owned by any of the Companies and their Subsidiaries as set forth on Schedule 3.10(c) of the Seller’s Disclosure Letter.

(ttt) “Release” means releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, ejecting, escaping, leaching, disposing, seeping, infiltrating, draining or dumping, or as otherwise defined under Environmental Laws. This term shall be interpreted to include the present, past and future tense, as appropriate.

(uuu) “Representative” means, with respect to any Person, any director, officer, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants and financial advisors.

(vvv) “Residential Customer” shall mean one, two or three family residences.

(www) “Sellers’ Disclosure Letter” means the disclosure letter delivered by Sellers to Buyer concurrently with the execution and delivery of this Agreement.

(xxx) “Sharing Percentage” means, for each Seller, the following:

Seller	Percentage
PJC/InterCapital	80.323
PJC/New England	8.333
ASC	11.344

(yyy) “Software” means any code, both in source and object form, including all interfaces, navigational devices, menus, menu structures or arrangements, icons and other instructions directing Hardware to perform a function, including computer software programs, databases and all documentation relating thereto, that are owned by the Companies or their Subsidiaries and/or used by the Companies or their Subsidiaries.

(zzz) “Subsidiary” means, as to any Person, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more Subsidiaries of such Person has more than a 50% equity interest at the time.

(aaaa) “Tax” means any federal, state, local or foreign income tax; gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Sec. 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum or estimated tax; or other tax of any kind whatsoever, including any interest, penalty or addition thereto, whether disputed or not. The term “Tax” shall not include abandoned property amounts owed to any Governmental Body.

(bbbb) “Tax Audit” means any audit or assessment of Taxes or other examination by any Governmental Body or Proceeding relating to Taxes.

(cccc) “Tax Return” means any return (including any information or amended return), report, statement, schedule, notice, form or other document or information filed with, delivered or submitted to, or required to be filed with, delivered or submitted to, any Governmental Body or Person in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

(dddd) “Threatened” means, with respect to any claim, Proceeding, dispute or action threatened against a Person, that a demand has been made (orally with specificity or in writing) or a notice has been given (orally with specificity or in writing), in respect thereof, which in any event would lead a reasonable person to believe that a claim, Proceeding, dispute or action had been threatened.

(eeee) “Title IV Plan” means each Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

(ffff) “Trade Secrets” means all technology, know-how, trade secrets, confidential information, proprietary processes and formulas, customer lists, Software, technical information, data, process technology, plans, drawings and blue prints owned, used, held for use or licensed by the Companies and their Subsidiaries as licensees or licensors in or on behalf of the Business.

(gggg) “Transfer Taxes” means all sales (including, without limitation, bulk sales), use, transfer, stamp, recording, ad valorem and other similar Taxes and fees.

(hhhh) “Unknown Liabilities” means each and every liability or obligation (including, without limitation, environmental liabilities) of the Companies and their Subsidiaries (whether known or unknown and whether accrued or contingent) arising out of any event, occurrence or condition prior to the Closing, but only to the extent the amount of such liability or obligation (A) is attributable to the period prior to the Closing Date and (B) is not (i) included in the Post-Closing Long-Term Debt Calculation or Post-Closing Net Working Capital Calculation, or (ii) disclosed in the representations and warranties of the Sellers, the Schedules hereto or Sellers’ Disclosure Letter.

(iiii) “Variable Price Customer” means a Residential/Commercial Customer which is not a Fixed Price Customer or a Capped Price Customer.

(jjjj) “Wholesale Customer” shall mean a Customer which purchases for re-sale.

ARTICLE II

SALE AND TRANSFER OF ASSETS; CLOSING

2.1. Closing. Subject to the terms and conditions of this Agreement, the closing of the purchase and sale of the Equity Interests will be simultaneously with the execution and delivery of the Agreement (the “Closing” or “Closing Date”), at the offices of Phillips Nizer LLP, 666 Fifth Avenue, New York, New York 10103, or at another location mutually agreed upon by the parties hereto.

2.2. Purchase Price. At the Closing, the Buyer will purchase and accept from Sellers, and the Sellers will sell, assign, transfer and deliver, free and clear of all Encumbrances, the Equity Interests to Buyer. The aggregate purchase price (the “Purchase Price”) for the Equity Interests to be acquired from Sellers will be the Cash Amount, subject to adjustment as provided in Section 2.3. At Closing, Buyer shall pay:

(a) to the Sellers (to be apportioned amongst such Sellers pro rata in accordance with each Principal Seller’s Sharing Percentage) an amount of cash equal to the sum of the Sellers’ Sharing Percentage of (A) the Cash Amount, minus (B) the Hold Back Amount, minus (C) the amount of Long-Term and Bank Debt and Other Long-Term Indebtedness,

(b) to the holders of the Long-Term and Bank Debt and Other Long Term Indebtedness the amount of $32,146,000 (which includes early termination charges of $1,450,000) payable as follows: $31,200,000 to Black Rock Kelso Capital Corporation and $250,000 to the CIT Group/Business Credit Inc. and $696,000 to Anthony Silecchia

(c) to the escrow agent under the Environmental Escrow Agreement to be held in escrow, subject to the terms of this Agreement and the Environmental Escrow Agreement an amount of cash equal to $2,500,000, and

(d) to the escrow agent under the Indemnification Escrow Agreement an amount of cash equal to $2,400,000 to be held in escrow pursuant to this Agreement and the Indemnification Escrow Agreement.

2.3. Adjustments to Purchase Price.

(a) The Purchase Price for the Equity Interests has been agreed upon based upon the assumptions that (i) the Net Working Capital will be equal to the Estimated Working Capital and (ii) the Long-Term and Bank Debt and Other Long-Term Indebtedness will be zero.

(b) Subject to the provisions of subparagraph (e), Sellers shall engage BDO Seidman LLP (the “Accountants”) to prepare a calculation of Net Working Capital and the Long-Term and

Bank Debt and Other Long-Term Indebtedness (“Post-Closing Net Working Capital Calculation” and the “Post-Closing Long-Term and Bank Debt and Other Long-Term Indebtedness Calculation,” respectively). The cost of the accountants shall be paid by Sellers for their own account. Buyer and its Representative shall be permitted to communicate with the Accountants personnel and observe all aspects of their work with respect to the conduct of their engagement. In the event the Net Working Capital is (i) less than the Estimated Working Capital, the Purchase Price shall be decreased by $1.00 for each $1.00 the Net Working Capital (as reflected in the Post-Closing Net Working Capital Calculation) is less than the Estimated Working Capital or (ii) greater than the Estimated Working Capital, the Purchase Price shall be increased by $1.00 for each $1.00 the Net Working Capital (as reflected in the Post-Closing Net Working Capital Calculation) is greater than the Estimated Working Capital. In the event the Long-Term and Bank Debt and Other Long-Term Indebtedness after application of the payment to the holders of Long-Term and Bank Debt and Other Long-Term Indebtedness under Section 2.2(ii) above, is greater than zero, the Purchase Price shall be decreased by $1.00 for each $1.00 the Long-Term and Bank Debt and Other Long-Term Indebtedness (as reflected in the Post-Closing Long-Term and Bank Debt and Other Long-Term Indebtedness Calculation) is greater than zero.

(c) The engagement letter with the Accountants shall provide that such firm shall deliver to Buyer and Sellers (i) the Post-Closing Net Working Capital Calculation and the Post-Closing Long-Term Debt Calculation, each of which shall state that such calculations have been prepared in accordance with the definitions of Net Working Capital and Long-Term and Bank Debt and Other Long-Term Indebtedness and (ii) a closing certificate (“Post-Closing Certificate”) showing the calculation of the adjustment to the purchase price (“Post-Closing Adjustment”). A copy of the Post-Closing Net Working Capital Calculation, Post-Closing Long-Term Debt and other Long Term Indebtedness Calculation and the Post-Closing Certificate (collectively, “Post-Closing Documents”) shall be delivered to the Buyer and Sellers Representative each as soon as practicable after the calculation thereof. Unless Buyer or Sellers Representative within ten (10) days after receipt of the copy of the Post-Closing Documents notifies such other parties of any disagreement with the Post-Closing Adjustment and such disagreement reflects a difference in excess of $50,000, the Post-Closing Documents shall be final and shall be accepted by and be binding upon both Buyer and the Sellers. If any party so notifies such other party of any such disagreement in an amount in excess of $50,000 within such 10-day period and such disagreement cannot be amicably resolved within an additional period of thirty (30) days, the disagreement as to the Post-Closing Adjustment shall be submitted for final determination to an accounting firm selected by the Buyer and Sellers Representative (“Appeal Accountants”). Each party shall be bound by the determination of the Appeal Accountants and the cost of such expenses shall be shared equally between Sellers (to be apportioned pro rata in accordance with each Seller’s Sharing Percentage), on the one hand, and Buyer, on the other. The Appeal Accountants shall render their final determination with respect to the resolution of such disputes which shall be binding on the parties and deliver copies thereof to Buyer and Sellers.

(d) If the Post-Closing Adjustment changes the Purchase Price, the increase, if any, shall be paid by Buyer or the decrease, if any, shall be paid by Sellers (to be apportioned pro rata in accordance with each Seller’s Sharing Percentage), within five (5) days after such final agreement or determination.

(e) Notwithstanding the foregoing, it is contemplated that the Buyer and the Sellers’ Representative will cooperate following the Closing to determine the amount of the Post Closing Adjustment without requiring the Seller to retain the Accountants for this purpose; provided, however, that at any time either the Buyer or the Sellers’ Representative may terminate such process, in which event the provisions of subsection (b) will apply.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers represent, covenant and warrant to Buyer, jointly and severally, as follows:

3.1. Corporate Organization; Etc. Each of the Companies is a limited partnership, limited liability company or corporation, as the case may be, duly formed or organized, validly existing and in good standing under the laws of its state of formation or organization and has full corporate limited liability company or limited partnership power and authority, as applicable, to carry on its business as it is now being conducted and to own the properties and assets it now owns. Each of the Companies is duly qualified or licensed to do business as a foreign corporation, limited liability company or limited partnership in good standing in the jurisdictions listed in Section 3.1 of Sellers’ Disclosure Letter, which are all the jurisdictions where such qualification is required except where the failure to be so qualified would not reasonably be expected to materially interfere with the business activities of any Operating Division. The copies of the Organizational Documents and all amendments thereto of the Companies and their Subsidiaries heretofore delivered to Buyer are complete and correct copies of such instruments as presently in effect.

3.2. Capitalization of Companies. Sellers own in the aggregate all of the issued and outstanding equity interests of Champion Energy free and clear of all Encumbrances, other than Encumbrances which will be extinguished on or prior to the Closing Date. There are no options, securities or any agreement which would give any Person the right to acquire any equity securities in Champion Energy or any of the Companies.

3.3. Subsidiaries. Except for the Companies or as set forth in Section 3.3 of Sellers’ Disclosure Letter, the Companies do not have any Subsidiaries.

3.4. No Conflict. Neither the execution and delivery of this Agreement or any of the Documents nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of, or give any Person the right to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which any of the Companies or any of their Subsidiaries is subject;

(b) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Companies and their Subsidiaries;

(c) except as set forth in Section 3.4(c) of Sellers’ Disclosure Letter, contravene, conflict with or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Material Contract; or

(d) result in the imposition or creation of any Encumbrance upon or with respect to any of the Assets, except Permitted Encumbrances;

except, in the case of clauses (a) through (c), for any contravention, violation, conflict, breach, default, charge or action which would not reasonably be expected to result, individually or in the aggregate, in a Material Adverse Effect.

3.5. Financial Statements. The Sellers have heretofore delivered to Buyer and attached hereto as Section 3.5 of Sellers’ Disclosure Letter: (i) a consolidated balance sheet of Champion Energy and its consolidated Subsidiaries as of June 30, for each of the years 2008 and 2009; and the related consolidated statements of income (loss) and cash flows and stockholders equity for each of the years then ended, together with the independent auditors’ report of the Accountants, (ii) an unaudited consolidated balance sheet of Champion Energy and its consolidated Subsidiaries as of March 31, 2010 (the “Interim Balance Sheet”), and unaudited statements of income (loss) and cash flows and stockholders equity for the nine (9) months then ended with comparable statements for the nine (9) months ended March 31, 2009 (the “Interim Financials”), (all such financial statements, collectively the “Financial Statements”). Such balance sheets and the notes thereto fairly present in all material respects the consolidated financial condition of Champion Energy and its consolidated Subsidiaries as at the respective dates thereof, and such statements and accumulated earnings and cash flows and the notes thereto fairly present in all material respects the results of operations for the periods therein referred to, all in accordance with GAAP (except as disclosed in Section 3.5 of the Sellers’ Disclosure Letter and subject, in the case of the Interim Financials, to normal year end adjustments).

3.6. No Unknown Liabilities, Etc. Except as set forth in Section 3.6 of Sellers Disclosure Schedule, as of the date of the Interim Balance Sheet, Champion Oil Company and its consolidated Subsidiaries had no liability or obligation of any nature (absolute, accrued, contingent or otherwise) not otherwise disclosed herein which is not fully reflected or reserved against in the Interim Balance Sheet, which, in accordance with GAAP, should have been shown or reflected in the Interim Balance Sheet (“GAAP Liabilities”). There has been no material change in the assets (other than cash) or liabilities (other than tax liabilities calculated in accordance with GAAP) of Champion Energy and its consolidated subsidiaries since March 31, 2010, other than changes that arise in the Ordinary Course of Business.

3.7. Reserved.

3.8. Absence of Certain Changes. Except as, and to the extent, set forth in Section 3.8 of Sellers’ Disclosure Letter, since March 31, 2010, the Companies and their Subsidiaries have conducted the Business in the Ordinary Course of Business and there has not been a Material Adverse Effect on the Companies and their Subsidiaries.

3.9. Title to Properties; Encumbrances. Except as set forth in Section 3.9(a) of Sellers’ Disclosure Letter, each of the Companies and their Subsidiaries has good title to, or in the case of assets held pursuant to a lease or a license, valid and binding leasehold interests or licenses in, the Assets (whether real, personal and mixed, tangible and intangible) which it purports to own including, without limitation, all the properties and assets reflected in the Interim Balance Sheet (except for accounts receivable collected, and properties and assets sold, since the date of the Interim Balance Sheet in the Ordinary Course of Business) and except as would not reasonably be expected to result in a Material Adverse Effect. Except as set forth in Section 3.9(b) of Sellers’ Disclosure Letter, all such owned Assets are free and clear of all Encumbrances other than Permitted Encumbrances. The rights, properties and other Assets presently owned, leased or licensed by the Companies and their Subsidiaries and described elsewhere in this Agreement include all rights, properties and other Assets necessary to permit the Companies and their Subsidiaries to conduct the Business in all material respects in the same manner as conducted by the Companies and their Subsidiaries prior to the date hereof.

3.10. Property, Plant and Equipment. To the Knowledge of the Sellers, except as set forth in Section 3.10(a) of the Sellers’ Disclosure Letter, the property, plant and equipment of the Companies and their Subsidiaries are in reasonably good operating condition and repair (normal wear and tear excepted) and are reasonably adequate for the uses to which they are being put, and none of such equipment is in need of material maintenance or repairs except for ordinary, routine maintenance and repairs. Except as set forth in Section 3.10(b) of Sellers’ Disclosure Letter to the Knowledge of the Sellers, none of the Companies and their Subsidiaries has received any written recommendation from any consultants hired by the Companies or their Subsidiaries relating to modifications or improvements to, or replacement of, equipment, which modifications, improvements or replacements would cost more than $100,000. Section 3.10(c) of the Seller’s Disclosure Schedule sets forth each parcel of real property owned by the Companies.

3.11. Intellectual Property.

(a) Except as set forth in Section 3.11(a) of Sellers’ Disclosure Letter, the Intellectual Property Assets and Software are all those necessary for the operation of the Business as it is currently conducted or as currently proposed to be conducted. The Companies and their Subsidiaries own or have the right to use, all of the Intellectual Property Assets and Software, free and clear of all Encumbrances (except Permitted Encumbrances and such other Encumbrances that will be extinguished on or prior to the Closing Date). Except as set forth in Section 3.11(a) of Sellers’ Disclosure Letter, the Companies and their Subsidiaries are not obligated to make any material payment to any Person for the use or exploitation of the material Intellectual Property Assets and Software.

(b) Section 3.11(b) of Sellers’ Disclosure Letter contains a complete and accurate list of all material registrations and applications within the Marks, Patents and Copyrights and all websites and domain names of the Companies. All such registrations and applications are currently unexpired and are not subject to any maintenance fees or actions falling due within ninety (90) days after the date of Closing. Except as disclosed on Section 3.11(b) of Sellers’ Disclosure Letter, to the Knowledge of the Sellers, (i) no material Mark, Patent or Copyright is being infringed by a third party, and (ii) no Intellectual Property Assets are alleged to infringe any proprietary right of any other Person.

(c) The Companies and their Subsidiaries have taken all commercially reasonable precautions to protect the secrecy of their material Trade Secrets. To the Knowledge of the Sellers, the material Trade Secrets currently used by the Companies and their Subsidiaries have not been disclosed to any third party or misappropriated by any Person.

3.12. Contracts; No Defaults.

(a) Section 3.12(a) of Sellers’ Disclosure Letter contains a complete and accurate list of each of the following Contracts which shall be deemed Material Contracts for purposes of this Agreement:

(i) each Applicable Contract that involves performance of services or delivery of goods or materials by the Companies and their Subsidiaries in an amount or value in excess of $250,000 per year.

(ii) each Applicable Contract relating to the borrowing of money of the Companies and their Subsidiaries and other agreements with the holders of such indebtedness relating thereto;

(iii) each lease, rental or occupancy agreement, license, installment and conditional sales agreement and other Applicable Contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements requiring expenditures of $25,000 or less for any single item in any year or aggregate payments of less than $50,000 over the term thereof, and with terms of less than three (3) years);

(iv) each collective bargaining agreement and other Applicable Contract to or with any labor union or other employee representative of a group of employees;

(v) each material joint venture, partnership and other Applicable Contract (however named) involving a sharing of profits, losses, costs or liabilities by the Companies and their Subsidiaries with any other Person;

(vi) each Applicable Contract containing covenants that in any way purport to restrict in any material respect the business activity of the Companies or their Subsidiaries (or any Affiliate thereof) or limit the freedom of the Companies and their Subsidiaries (or any Affiliate thereof) to engage in any line of business or to compete with any Person; and

(vii) each other material Applicable Contract.

(b) Except as set forth in Section 3.12(b) of Sellers’ Disclosure Letter, to the Knowledge of the Sellers, each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms, except as may be limited by bankruptcy, moratorium and insolvency laws and other laws affecting the rights of creditors generally and except as may be limited by the general principles of equity.

(c) Except as set forth in Section 3.12(c) of Sellers’ Disclosure Letter:

(i) each of the Companies and Subsidiaries is in compliance in all material respects with all applicable terms and requirements of each Material Contract to which it is a party;

(ii) to the Knowledge of the Sellers, each other Person which is a party to any Material Contract, is in material compliance with all applicable terms and requirements of such Material Contract;

(iii) no event has occurred and is continuing or circumstance exists on the part of the Companies and their Subsidiaries or, to the Knowledge of the Sellers, on the part of any other party to a Material Contract, that (with or without notice or lapse of time) would reasonably be expected to contravene, conflict with or result in a material violation or breach of, or give any of the Companies or their Subsidiaries or any other Person the right to declare a default or exercise any material remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify, any Material Contract; and

(iv) to the Knowledge of the Sellers, none of the Companies or their Subsidiaries has given to or received from any other Person, any notice or other communication (whether orally with specificity or written) which a reasonable person would understand as asserting any actual or alleged violation or breach of, or default under, any Material Contract.

(d) To the Knowledge of the Sellers, the Companies and their Subsidiaries are not currently renegotiating any material amounts paid or payable to the Companies or their Subsidiaries under current or completed Material Contracts with any Person.

(e) The copies of the Material Contracts which have been delivered to Buyer are, except as redacted, true and correct copies of such Material Contracts as presently in effect.

3.13. Operating Matters.

(a) (i) Section 3.13(a)(i) of the Sellers’ Disclosure Letter sets forth as of April 15, 2010 for each of the Operating Divisions the following information relating to Customers which purchase #2 heating oil:

Customer Classification	# of Active Customers	# of Customers on Sellers Automatic Delivery System	Fixed Price # of Customers	# of Capped Price Customers

*Residential
Commercial		SEE SCHEDULES
Heat USA

*Not including Heat USA.

(ii) Section 13(a)(ii) of the Sellers’ Disclosure Schedule sets forth as of April 15, 2010 for each of the Operating Divisions the following information relating to Customers which purchase Petroleum Products other than #2 heating oil:

Customer Classification	# of Active Customers	Product Purchased

Other	SEE SCHEDULES

(iii) During the 12 months ended March 31, 2010, the Operating Divisions sold (i) no petroleum products to Customers other than the Petroleum Products (ii) sold no Petroleum Products to Wholesale Customers and (iii) sold Petroleum Products only on a delivered basis.

(iv) Section 3.13(a)(iv) of the Sellers’ Disclosure Letter sets forth for each of the 12 months ended March 31, 2010 for each of the Operating Divisions, with respect to Customers receiving deliveries of home heating oil, the total number of gallons sold and the Net Dollar Sales; showing separately the total of the gallons and Net Dollar Sales for Commercial Customers and Heat USA Customers.

(v) Section 3.13(a)(v) of the Sellers Disclosure Letter set forth for each of the 12 months ended March 31, 2010 for each of the Operating Divisions with respect to other Customers the number of gallons of diesel, gasoline and kerosene sold (shown separately) and the Net Dollar Sales.

(vi) Section 3.13(a)(vi) of the Sellers’ Disclosure Letter sets forth certain information concerning account gain (loss) for the Customers by Operating Division for the 12 months ended March 30, 2009 and March 30, 2010.

(vii) Section 3.13(a)(vii) of the Sellers’ Disclosure Letter sets forth for each of the Operating Divisions for the 12 months ended March 31, 2010, its Net Dollar Sales for service contracts, parts and labor and installations.

(b) Section 3.13(b) of the Sellers’ Disclosure Letter sets forth for each Operating Division (a) home heating oil volumes and Net Dollar Sales for gallons sold to Fixed Price Customers and Capped Price Customers (b) the home heating volumes and Net Dollar Sales for gallons sold to Variable Price Customers and (c) the cost of product, during the 12 month period ended March 31, 2010.

(c) Section 3.13(c) of the Sellers’ Disclosure Letter sets forth for each of the Operating Divisions (i) the number of Fixed Priced Customers as of April 30, 2010, the number of gallons of home heating oil committed to be sold to such Fixed Price Customers per month after April 30, 2010 and the anticipated weighted average fixed price of such gallons of home heating oil and (ii) the number of Capped Price Customers as of April 30, 2010 and the weighted average capped price and the number of gallons committed to be sold to such Customers after March 31, 2010. The Companies and their Subsidiaries have certain inventory and futures contracts relating to the gallons to be delivered to Fixed Price Customers and Capped Price Customers, a complete list of which, as of the date hereof, including gallons and cost over, is set forth in Section 3.13(c) of the Sellers’ Disclosure Letter.

(d) Schedule 3.13(d) of the Sellers’ Disclosure Letter lists all agreements with Bid Customers over 50,000 gallons per annum.

(e) Except as disclosed in Section 3.13(e) of Sellers’ Disclosure Letter, the Companies and their Subsidiaries have no material agreements to sell Petroleum Products to or through cooperatives, buying groups or other similar arrangements.

(f) Section 3.13(f) of Sellers’ Disclosure Letter, identifies Customers of the Companies and their Subsidiaries which purchased more than 25,000 gallons of Petroleum Products during the period from April 1, 2009 to March 31, 2010 and such section sets forth the estimated number of gallons purchased and the current pricing arrangement.

(g) Section 3.13(g) of Sellers’ Disclosure Letter contains certain information relating to material programs or policies of Companies or their Subsidiaries pursuant to which they provide discounts, free gallonage, free service, the extension of credit or other accommodations to customers based upon volume purchased, prompt payments, participation in budget programs, age attained or otherwise.

(h) Section 3.13(h) of Sellers’ Disclosure Letter contains an aging of the accounts receivable (totals only) for the Customers for each of the Operating Divisions as of December 31, 2009 and March 31, 2010.

(i) Section 3.13(i) of the Sellers’ Disclosure Letter describes each of the acquisitions of another business made by the Companies and their Subsidiaries with respect to the Business since January 1, 1996, including the name of each such acquisition and the number of Customers acquired.

3.14. Insurance. Section 3.14(a) of Sellers’ Disclosure Letter contains an accurate and complete list of all policies and binders of fire, liability, workers’ compensation, products liability and all material forms of insurance (showing as to each policy or binder the carrier, policy number, coverage limits, expiration dates, annual premiums and a general description of the type of coverage) currently maintained by the Companies and their Subsidiaries relating to the Business. All such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid or shall be paid in the Ordinary Course of Business, and no notice of cancellation or termination has been received with respect to any such policy. Except as set forth in Section 3.14(b)

of the Sellers’ Disclosure Letter, all policies are written on a claims made basis and to the Knowledge of the Sellers, such policies are reasonably adequate insurance coverage to insure against risks to which the Companies and their Subsidiaries are normally exposed, and will remain in full force and effect following the Closing with respect to pre-Closing occurrences.

To the Knowledge of Sellers, Section 3.14(c) of Sellers’ Disclosure Letter sets forth all written recommendations received by the Companies and their Subsidiaries in the fifteen months prior to the date hereof from any insurance carrier regarding the manner in which the Companies and their Subsidiaries conduct the Business or recommending changes in relation thereto.

3.15. Labor Difficulties. Except to the extent set forth in Section 3.15 of Sellers’ Disclosure Letter, (a) to the Knowledge of the Sellers, each of the Companies and their Subsidiaries is in compliance in all material respects with all Legal Requirements respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice; (b) to the Knowledge of Sellers there is no unfair labor practice complaint against any of the Companies or their Subsidiaries pending before the National Labor Relations Board; (c) there is no labor strike, dispute, slowdown or stoppage actually pending or, to the Knowledge of Sellers, Threatened against or affecting any of the Companies or their Subsidiaries; (d) no material grievance proceeding or arbitration proceeding arising out of or under any collective bargaining agreements to which any Company or Subsidiary is a party is pending and to the Knowledge of the Sellers, no material claim therefor exists; (e) there is no collective bargaining agreement binding on Companies or their Subsidiaries; (f) none of the Companies or their Subsidiaries has experienced any material work stoppage or other organized labor difficulty or, to the Knowledge of the Sellers, attempts to organize employees by organized labor in the past five (5) years and (g) there is no litigation pending between the Companies or their Subsidiaries and any employees nor to the Knowledge of Sellers is any such litigation Threatened.

3.16. Employee Benefits.

(a) Except as set forth in Section 3.16(a) of Sellers’ Disclosure Letter, neither the Companies nor any of its ERISA Affiliates (i) sponsors, maintains or contributes to, or has in the past sponsored, maintained or contributed to, any Plan, or (ii) has promised or is otherwise committed or required to sponsor, maintain, modify or contribute to any material Plan, except as may be required by applicable law or any collective bargaining agreement.

(b) Except as set forth in Section 3.16(b) of the Sellers’ Disclosure Letter, no Plan is subject to Section 412 of the Code or Section 302 of ERISA or Title IV of ERISA or is a defined benefit plan.

(c) With respect to each Plan, the Sellers have provided the Buyer with, or made available to Buyer, complete and correct copies of (i) each Plan, including all amendments thereto, (ii) the most recent summary plan description (if any) and all other documents pursuant to which the Plans are maintained, (iii) the most recent annual report (Form 5500 series) filed with the IRS (with attachments) and (iv) all IRS determination letters, rulings and opinions received by the Companies , in respect of any applicable Plans.

(d) With respect to each Plan which is subject to Title I of ERISA, neither the Companies nor any of its ERISA Affiliates has failed to comply with any of the applicable reporting, disclosure or other requirements of, and both the Companies and any of its ERISA Affiliates have been operated substantially in compliance with, ERISA and the Code. None of the Plans or any trusts relating thereto have engaged in any transaction in connection with which the Companies or any of their ERISA Affiliates or any “fiduciaries,” as such term is defined in Section 3(21) of ERISA, of any Plans or related trusts are or would reasonably be expected to be subject to either a civil penalty or other liability under Section 502(i), Section 406 or Section 409 of ERISA or a tax imposed by Section 4975 of the Code.

(e) With respect to each Plan which is intended to be a qualified plan under Section 401(a) of the Code as currently in effect, a favorable determination letter has been received from the IRS as to its qualification under Section 401(a) of the Code, each such Plan has been operated and administered in accordance with its terms and all such Plans comply in all material respects with the applicable requirements of ERISA, the Code and any other applicable Legal Requirement governing such Plans.

(f) Except as otherwise required by Section 4980B of the Code or Part 6 of Title I of ERISA, no Plans provide medical, life insurance or other employee benefits to current or future retirees or other former employees and the Companies have never represented or promised that such benefits would be provided.

(g) Except as set forth in Section 3.16(g) of Sellers’ Disclosure Letter, there is no pending or, to the Knowledge of the Sellers, Threatened, Proceeding before the Internal Revenue Service, the Department of Labor, the Pension Benefit Guaranty Corporation or otherwise, against or involving any Plan (other than routine claims for benefits) and, to the Knowledge of Sellers, there is no basis for, and Sellers have no Knowledge of any facts that would reasonably be expected to give rise to, any such Proceeding.

(h) Except as set forth in Section 3.16(h) of Sellers’ Disclosure Letter, the consummation of the Contemplated Transactions will not, either alone or in combination with any other event expressly contemplated hereby or in the Documents; (i) entitle any current or former employee or officer of the Companies or any ERISA Affiliate to severance pay, or any other payment, except as expressly provided in this Agreement; (ii) accelerate the time of payment or increase the amount of or vesting of compensation or benefits due any such employee or officer; (iii) result in termination or forgiveness of indebtedness or (iv) otherwise give rise to a benefit that is reasonably expected to be treated as a parachute payment under Section 280G of the Code.

(i) With respect to each Plan which is intended or deemed to be a “non qualified deferred compensation plan”, the Companies have operated such Plan and such Plan is in compliance with the Code Section 409A and any treasury regulations, IRS notices and other applicable guidance issued by the IRS.

3.17. Legal Proceedings; Orders.

(a) Except as set forth in Section 3.17(a) of Sellers’ Disclosure Letter, there is no pending, or to the Knowledge of the Sellers, Threatened, Proceeding:

(i) that is by or against the Companies or their Subsidiaries or, to the Knowledge of Sellers, by or against any third party; or

(ii) by or against the Companies or their Subsidiaries that challenges, or that would have the effect of materially preventing, delaying, making illegal or otherwise materially interfering with, the Contemplated Transactions.

(b) Except as set forth in Section 3.17(b) of Sellers’ Disclosure Letter:

(i) Sellers are not subject to any Order that relates to the Business or the Assets, taken as a whole;

(ii) To the Knowledge of the Sellers, the Companies and their Subsidiaries are in full compliance in all material respects with all of the terms and requirements of each Order to which it is subject;

(iii) The Companies and their Subsidiaries have not received any notice or other communication (written or orally with specificity) from any other Person which a reasonable person would understand as asserting any actual or alleged material violation of, or material failure to comply with, any term or requirement of any Order to which Sellers, the Business or any of the Assets, is subject.

3.18. No Condemnation or Expropriation. Neither the whole nor any portion of the Real Property, the leaseholds or any other material assets of the Companies and their Subsidiaries are subject to any Order to be sold or are being condemned, expropriated or otherwise taken by any Governmental Body with or without payment of compensation therefor, nor, to the Knowledge of Sellers, has any such condemnation, expropriation or taking been Threatened.

3.19. Legal Requirements; Governmental Authorizations.

(a) Except as set forth in Section 3.19(a) of Sellers’ Disclosure Letter:

(i) To the Knowledge of the Sellers, the Companies and their Subsidiaries are in compliance in all material respects with all applicable Legal Requirements;

(ii) To the Knowledge of the Sellers, no event has occurred nor does there exist any circumstance that (with or without notice or lapse of time) (A) would reasonably be expected to constitute or result in a material violation by the Companies and their Subsidiaries of, or a material failure on the part of the Companies and their Subsidiaries to comply with, any Legal Requirement; and

(iii) The Companies and their Subsidiaries have received no notice or other communication (whether written or orally with specificity) from any Person which a reasonable person would understand as asserting any actual or alleged material violation of, or material failure to comply with, any Legal Requirement.

(b) The material Governmental Authorizations held by the Company and their Subsidiaries (the “Designated Governmental Authorizations”) constitute all of the Governmental Authorizations necessary to permit the Companies and their Subsidiaries to lawfully conduct and operate in all material respects the Business in the manner they currently conduct and operate the Business. Except as set forth in Section 3.19(b) of Sellers’ Disclosure Letter, to the Knowledge of the Sellers, the Companies and their Subsidiaries are in compliance in all material respects with all of the terms and requirements of each Designated Governmental Authorization and no appeal or action is pending or, to the Knowledge of the Sellers, Threatened to revoke any such Designated Governmental Authorization.

3.20. Material Consents. Section 3.20 of Sellers’ Disclosure Letter sets forth and identifies all material consents, assignments, releases, waivers and approvals required of any Person, including the name of the party necessary to the consummation of the Contemplated Transactions by the Sellers.

3.21. Environmental Matters. Except as set forth in Section 3.21 of the Sellers’ Disclosure Letter:

(a) The Companies and their Subsidiaries are in compliance in all material respects with all Environmental Laws including, without limitation, all restrictions, conditions, standards, limitations, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws or contained in any Governmental Authorization.

(b) The Sellers have provided to Buyer all material assessments, reports, data, results of investigations or audits and other information that are in the possession of the Companies and their Subsidiaries or reasonably available to the Sellers regarding environmental matters pertaining to any Environmental Conditions related to the Facilities or the Companies and their Subsidiaries, or Environmental Compliance Liability or other compliance (or noncompliance) by the Companies and their Subsidiaries with respect to any Environmental Laws.

(c) There is no Proceeding pending or to the Knowledge of Sellers Threatened, alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (i) the presence or Release of any Material of Environmental Concern at any Facility or (ii) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law, that in either case is pending or Threatened against Companies and their Subsidiaries or to the Knowledge of the Sellers against any Predecessor whose potential liability for any Environmental Condition or Environmental Compliance Liability the Companies and their Subsidiaries have retained or assumed either contractually or by operation of law.

(d) To the Knowledge of Sellers, there are no actions, activities, circumstances, conditions, events or incidents, including, without limitation, the Release or presence of any Materials of Environmental Concern at any Facility that would reasonably be expected to result in Environmental Conditions or form the basis of any Environmental Compliance Liability or any Proceeding against the Companies and their Subsidiaries or against any Predecessor.

(e) Without in any way limiting the generality of the foregoing, to the Knowledge of the Sellers (i) all on-site and off-site locations where the Companies and their Subsidiaries or any Predecessor have stored, disposed or arranged for the disposal of Materials of Environmental Concern are identified in Section 3.21(e) of Sellers’ Disclosure Letter; (ii) all underground storage tanks and above ground storage tanks owned or operated by the Companies and their Subsidiaries, and the capacity and contents of such tanks, located on any property owned, leased or operated by the Companies and their Subsidiaries are identified in Section 3.21(e) of Sellers’ Disclosure Letter; (iii) except as set forth in Section 3.21(e) of Sellers’ Disclosure Letter, there is no friable asbestos contained in or forming part of any building, building component, structure or office space owned, leased, operated or controlled by the Companies and their Subsidiaries or the Business; and (iv) except as set forth in Section 3.21(e) of Sellers’ Disclosure Letter, no PCBs or PCB-containing items are used or stored at any property owned, leased, operated or controlled by the Companies and their Subsidiaries.

(f) The Companies and their Subsidiaries have not received any Environmental Notice that alleges that the Companies and their Subsidiaries or any Predecessor are in violation of any Environmental Laws and, to the Knowledge of Sellers, there are no circumstances that would reasonably be expected to give rise to such violation. The Companies and their Subsidiaries have not received any Environmental Notice from any Governmental Body or private or public entity advising it that it is responsible for or potentially responsible for Damages or Environmental Conditions or Environmental Compliance Liability with respect to any Facility and no legally binding agreements have been entered into concerning such Damages or Environmental Conditions or Environmental Compliance Liability. No Facility is on any federal, state or local list of hazardous sites, such as the Environmental Protection Agency’s Comprehensive Response, Compensation and Liability Information System List.

(g) Except pursuant to the Connecticut Transfer Act (as defined below), the Companies and their Subsidiaries are not subject to any Environmental Laws requiring (i) the performance of a site assessment for Materials of Environmental Concern or an audit for any potential Environmental Compliance Liability, (ii) the removal or remediation of Materials of Environmental Concern, (iii) the giving of notice to or receiving the approval of any Governmental Body, (iv) the recording or delivery of any disclosure document or statement pertaining to environmental matters regarding each of the foregoing by virtue of the Contemplated Transactions or as a condition to the effectiveness of any Contemplated Transactions or (v) corrective or other remedial measures pursuant to Environmental Laws.

3.22. No Other Agreements. Sellers have no commitment or legal obligation, absolute or contingent, to any other Person or firm to sell or effect a sale of any of the Equity Interests.

3.23. Brokers and Finders. Sellers have employed no brokers in connection with the Contemplated Transactions.

3.24. Personnel. (a) Section 3.24 of Sellers’ Disclosure Letter sets forth separately with respect to each Operating Division a true and complete list of:

(i) Each office, sales, supervisory and managerial personnel whose total compensation as reported on his Form W-2 exceeds $50,000 in 2009 or $36,000 for the nine months ended March 31, 2010; and

(ii) subcontractors who were paid more than $25,000 by an Operating Division during the 12 months ended March 30, 2010 and the amounts paid and payable to each such subcontractor.

(b) Since July 30, 2009, except as set forth in Section 3.24 of the Sellers’ Disclosure Letter, the Companies and their Subsidiaries have not granted or committed to make any increase in the compensation of any employees (including any such increase pursuant to any bonus, profit sharing or other plan or commitment) or make any bonus, severance, termination or similar payments or to establish or amend any employee retirement or benefit plan or program other than in the Ordinary Course of Business and any increase since July 30, 2009 is reflected in the amounts disclosed in Section 3.24 of the Seller’s Disclosure Letter.

3.25. Taxes. Except as set forth in Schedule 3.25 of Sellers’ Disclosure Letter:

(a) Each of the Companies and their Subsidiaries has timely filed or caused to be timely filed all Tax Returns that are or were required to be filed by it on or prior to the date hereof, either separately or as a member of a group of entities, pursuant to applicable Legal Requirements. All such Tax Returns are complete and correct in all material respects.

(b) Each of the Companies and their Subsidiaries has paid or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) an adequate accrual in accordance with GAAP for the payment of all Taxes shown on the Tax Returns required to be filed prior to or on the date hereof.

(c) There are no Encumbrances for Taxes upon any property or assets of the Companies or their Subsidiaries, except for Permitted Encumbrances for Taxes not yet due and for which adequate reserves have been established in accordance with GAAP.

(d) No Tax Audit is pending with regard to any Taxes or Tax Returns of the Companies or their Subsidiaries as of the date hereof and, to the Knowledge of Sellers, no Tax Audit is Threatened.

(e) There are no outstanding requests, Contracts, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes or deficiencies against the Companies or their Subsidiaries as of the date hereof, and no power of attorney granted by the Companies or their Subsidiaries with respect to any Taxes is currently in force.

(f) The Companies and their Subsidiaries are not bound by nor are they party to any Contract providing for the allocation, indemnification, or sharing of Taxes as of the date hereof.

(g) None of the Companies or their Subsidiaries (i) has been a member of an “affiliated group” (within the meaning of the Code) filing a consolidated Federal tax return (other than a group the common parent of which was the Company) or (ii) has any material liability for any Tax of any Person under Treasury regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor by contract or otherwise.

(h) None of the Companies or any of their Subsidiaries has any Tax liability relating to any period prior to the date hereof, except those Tax liabilities included as liabilities on the Interim Balance Sheet and tax liabilities accrued in the Ordinary Course of Business since the date of the Interim Balance Sheet.

(i) None of the Companies or their Subsidiaries has in the past ten years (A) acquired assets from another corporation in a transaction in which their tax basis for the acquired assets was determined, in whole or in part, by reference to the tax basis of the acquired assets in the hands of the transferor or (B) acquired any stock of any corporation which is a qualified subchapter S subsidiary.

3.26. Relationships With Related Persons. Except as set forth in Section 3.26 of Sellers’ Disclosure Letter, and except through or related to its ownership, directly or indirectly, of the Equity Interests, neither the Sellers nor any Affiliate of a Principal Seller (other than the Companies) has any outstanding Contract with the Companies or their Subsidiaries.

ARTICLE IV

FURTHER REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, severally and not jointly, represents and warrants to Buyer as follows:

4.1. Title. Such Seller owns, either directly or indirectly, the capital stock interests of Champion Energy it purports to transfer hereby free and clear of all Encumbrances.

4.2. Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of such Seller, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, moratorium and insolvency laws and other laws affecting the rights of creditors generally and except as may be limited by general principles of equity. Upon the execution and delivery by it of the Documents to which such Seller is a party and the execution and delivery thereof by each other party thereto, such Documents will constitute the legal, valid and binding obligations of such Seller, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, moratorium and insolvency laws and other laws affecting the rights of creditors generally and except as may be limited by general principles of equity. Such Seller has the power, authority and capacity to execute and deliver this Agreement and the Documents to which it is a party and to perform its respective obligations under this Agreement and such Documents.

(b) Neither the execution and delivery of this Agreement or any of the Documents to which such Seller is a party, nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any Legal Requirement or any Order to which such Seller is subject; or

(ii) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by such Seller;

except for any such contravention, conflict or violation which would not reasonably be expected to make illegal or materially delay or impair the consummation of the Contemplated Transactions.

(c) Except as set forth in Section 3.20(c) of Sellers’ Disclosure Letter, such Seller is not and will not be required to give any notice to, or obtain any Consent from, any Person in connection with the execution and delivery of this Agreement or any of the Documents to which such Seller is a party or the consummation or performance of any of the Contemplated Transactions, except where the failure to give any such notice or obtain any consent would not reasonably be expected to make illegal or materially delay or impair the consummation of the Contemplated Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents, warrants and covenants to Sellers as follows:

5.1. Buyer Organization; Etc. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of

Minnesota and has full power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns. As of the Closing, the Buyer will be authorized to do business in all jurisdictions where qualification shall become necessary as a result of the Contemplated Transactions.

5.2. Authority; No Conflict.

(a) This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, moratorium and insolvency laws and other laws affecting the rights of creditors generally and except as may be limited by general principles of equity. Upon the execution and delivery by it of the Documents to which Buyer is a party and the execution and delivery thereof by each other party thereto, such Documents will constitute the legal, valid and binding obligations of Buyer, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, moratorium and insolvency laws and other laws affecting the rights of creditors generally and except as may be limited by general principles of equity. Buyer has the power, authority and capacity to execute and deliver this Agreement and the Documents to which it is a party and to perform its obligations under this Agreement and such Documents.

(b) Neither the execution and delivery of this Agreement or any of the Documents, nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

(i) contravene, conflict with or result in a violation of any Legal Requirement or any Order to which Buyer is subject; or

(ii) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Buyer.

(c) Buyer is not and will not be required to give any notice to, or obtain any Consent from, any Person in connection with the execution and delivery of this Agreement or any of the Documents or the consummation or performance of any of the Contemplated Transactions.

5.3. Brokers and Finders. Neither Buyer nor any of its Affiliates has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Contemplated Transactions.

ARTICLE VI

SURVIVAL OF REPRESENTATIONS

AND WARRANTIES; INDEMNIFICATION

6.1. Survival of Representations and Warranties. Subject to the following two sentences, the representations, warranties, covenants, agreements and indemnities of Sellers and the Buyer contained herein shall survive the consummation of the Contemplated Transactions and the Closing Date, without regard to any investigation made by any of the parties hereto. All representations and warranties, covenants, agreements and indemnities and all claims and causes of action with respect thereto shall terminate on the eighteen-month anniversary of the Closing, provided, however, that the representations and warranties made pursuant to Sections 3.1, 3.2, 3.25, 4.1, 4.2(a), 5.1 and 5.2(a) shall survive until the expiration of applicable statutes of limitation. The termination of the representations and warranties, covenants, agreements and indemnities provided herein shall not affect the rights of a party in respect of any Claim (as hereinafter defined) made by such party in a writing received by the other party prior to the expiration of the applicable survival period provided herein.

6.2. Indemnifications. Subject to Section 6.6:

(a) By Sellers. Subject to the limitations on the several liability of Sellers set forth in Section 6.3(a), Sellers shall, jointly and severally, indemnify and save and hold harmless Buyer, its Affiliates and Subsidiaries, and their respective Representative, from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to: (i) any material breach of any surviving representation or warranty, made by Sellers in this Agreement (reading such representations and warranties as if they did not contain any materiality or Material Adverse Effect qualifiers, but such representations and warranties shall not be read to exclude dollar thresholds contained therein), (ii) any breach of any surviving covenant or agreement made by Sellers in or pursuant to this Agreement, or (iii) any third-party Claim against Buyer arising out of or relating to the Unknown Liabilities; provided, however, that any Claim arising under subsection (a)(iii) and also under subsection (a)(i) and (a) (ii) shall be deemed to arise under subsection (a)(iii). Notwithstanding the foregoing, Buyer may not seek indemnification against Sellers for any Claim in which the Damages are less than $50,000 (“Small Claim”) until the aggregate of all Small Claims for indemnification or any individual Claim exceeds $500,000, in which event indemnification will apply only to Claims in excess of $500,000; provided, however, (i) that this sentence shall apply solely to Claims asserted under Fund G of the Indemnity Escrow Agreement and (ii) shall not apply to any Claim which was known to Seller prior to Closing but not set forth in Seller’s Disclosure Letter. For the avoidance of doubt, the parties agree that the Sellers shall have no liability or obligation to provide indemnification in respect of any liability up to the amount reflected in Net Working Capital, including the Bridgeport Terminal Liability.

(b) By Buyer. Buyer shall indemnify and save and hold harmless Sellers from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to (i) any breach of any representation or warranty or the inaccuracy of any representation made by Buyer in this Agreement (reading such representations and warranties without regard to any materiality qualifiers); and (ii) any breach of any covenant or agreement made by Buyer in or pursuant to this Agreement.

(c) Cooperation. The indemnified party shall reasonably cooperate in all respects with the indemnifying party and its attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom; provided, however, that the indemnified party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall cooperate with each other in any notifications to insurers.

(d) Defense of Claims.

(i) Subject to the provisions of subparagraph (d)(ii), if a claim for Damages (a “Claim”) is to be made by a party entitled to indemnification hereunder against the indemnifying party, the party claiming such indemnification shall give written notice (a “Claim Notice”) to the indemnifying party as soon as practicable after the party entitled to indemnification becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Section 6.2. If any lawsuit or enforcement action is filed against any party entitled to the benefit of indemnity hereunder, written notice thereof shall be given to the indemnifying party as promptly as practicable (and in any event within five (5) calendar days after the service or the citation or summons). The failure of any indemnified party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party demonstrates actual prejudice caused by such failure. After such notice, if the indemnifying party shall acknowledge in writing to the indemnified party that the indemnifying party shall be obligated under the terms of its indemnity hereunder in connection with such lawsuit or action, then the indemnifying party shall be entitled, if it so elects, (i) to participate in or, if it so elects, to take control of the defense and investigation of such lawsuit or action; (ii) to employ and engage attorneys of its own choice to handle and defend the same, at the indemnifying party’s cost, risk and expense unless the named parties to such action or proceeding include both the indemnifying party and the indemnified party and the indemnified party has been advised in writing by counsel that a conflict of interest between the indemnified party and indemnifying party exists, in which event the indemnified party may in its discretion engage separate counsel to participate in the Proceedings; and (iii) to compromise or settle such Claim, provided that, if any such settlement or compromise entails material non-monetary affirmative obligations on the part of the indemnified party, such compromise or settlement shall be made only with the written consent of the indemnified party, such consent not to be unreasonably withheld or delayed. If the indemnifying party fails to assume the defense of such Claim within forty-five (45) calendar days after receipt of the Claim Notice, the indemnified party against which such Claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake, at the indemnifying party’s reasonable cost and expense, the defense, compromise or settlement of such Claim on behalf of and for the account and risk of the indemnifying party; provided, however, that such Claim shall not be compromised or settled without the written consent of the indemnifying party. Such consent not to be unreasonably withheld or delayed. In the event the indemnified party assumes the defense of the Claim, the indemnified party will keep the indemnifying party reasonably informed of the progress of, and allow full participation in, any such defense, compromise or settlement.

(ii) With respect to any Tax Audit relating to tax years ending on or prior to the Closing Date or with respect to any previous year for which the Sellers could have an indemnification obligation under Section 6.2 hereof, the Sellers or their designated Representative shall have the sole right, at their sole cost and expense, to control and settle any Tax Audit by any taxing authority and contest and defend against any assessment, notice of deficiency or other adjustment or proposed adjustment (“Tax Adjustment”), provided, (i) if the Sellers do not agree in writing to undertake the control of a Tax Audit within ten (10) business days after they have been afforded the opportunity in writing in the manner provided by this Agreement for the giving of notices, Buyer shall have exclusive control of such Tax Audit and (ii) if the resolution of any issue arising with respect to any Tax Audit or Tax Adjustment could have a material adverse effect on the amount or timing of the Tax liability of the Companies or their Subsidiaries in any period ending after the Closing Date, the Sellers shall promptly notify the Buyer in writing and shall afford to the Buyer the opportunity to control jointly the conduct and resolution of the portion of such Tax Audit or Tax Adjustment that could have the effect of increasing or accelerating the tax liabilities of the Company in any post-closing. If the Buyer shall decline to participate in the contest or conduct of such Tax Audit or Tax Adjustment, the Sellers shall have the right to control the conduct of such Tax Audit or Tax Adjustment, provided that the Sellers shall not resolve such Tax Audit or Tax Adjustment without the Buyer’s consent which shall not be unreasonably withheld or delayed. In the event of a dispute between the Sellers and the Buyer regarding the conduct or resolution of any Tax Audit or Tax Adjustment hereof in which they share joint control of the conduct and resolution, the parties will consult with each other on, and attempt to resolve, their dispute. If such dispute cannot be resolved, it shall be referred to a nationally recognized accounting firm that is designated by the parties (“Tax Arbitrator”). Each of the Buyer and the Sellers shall present its position to the Tax Arbitrator which shall decide which position shall be adopted. The Tax Arbitrator shall not be entitled to adopt any other position, unless the Sellers and the Buyer so agree in writing. The decision of the Tax Arbitrator shall be final and binding. The fees and costs of the Tax Arbitrator shall be paid by the party or parties whose position(s) is not adopted by the Tax Arbitrator. Each party shall bear its own legal and other advisory expenses incurred in connection with such procedure. Buyer covenants that, except as specifically provided above in relation to an ongoing Tax Audit of a Tax Return by a Governmental Body, it will not, and will cause each and all of the Companies to not, amend any Tax Return of any of the Companies (including any consolidated return including one or more or all of the Companies) filed on or before the date hereof, or make any additional Tax filing with respect to any Tax period for which a Past Tax Return has been filed, if such amended return or additional filing would have any Adverse Impact, without the written consent of the Sellers Representative, which consent shall not unreasonably be withheld or delayed. For this purpose, an amended return or an additional filing has an “Adverse Impact” if it results in (i) an increase in Tax liability of the Company for any Tax year or part thereof prior to the Closing Date or (ii) a position on such amended Tax Return or filing that implies a correspondingly higher Tax liability for any Seller or the owner of any Seller. Sellers and Buyer will jointly prepare the Tax Returns of the Companies for the Tax period from July 1, 2009 to the Closing Date. For purposes of clarification, this covenant shall not apply to action taken by the Companies as a result of a tax audit not involving an amended return or other filing.

6.3. Limitation on Liability. Any provision herein to the contrary notwithstanding:

(a) Subject to the limitation on indemnifications set forth in Section 6.2(a), each Seller shall be liable in the aggregate for all Claims up to, but not in an amount exceeding, such Seller’s Indemnity Percentage; provided, however, that this subsection (a) shall not apply to Claims known to any Seller prior to the Closing and not set forth in Seller’s Disclosure Letter.

(b) The limitations on liability set forth in Section 6.3(a) shall not apply to any Claim based upon the breach of any representation and warranty which pursuant to the provision 6.2(a)(i) survives the 18-month anniversary of the Closing; provided, however, that the liability of each Seller for any Claim described in this subsection (b) shall be limited to such Seller’s Indemnity Percentage of such Claim.

(c) In no event shall any Seller be liable (including under the Environmental Escrow Agreement and the Indemnification Escrow Agreement) to Buyer or its affiliates for any Damages with respect to any Claim for any amount in excess of such Seller’s Indemnity Percentage of the total Damages with respect to such Claim.

6.4. Subrogation. Upon making an indemnity payment pursuant to this Agreement, the indemnifying party will, to the extent of such payment, be subrogated to all rights of the indemnified party against any third party in respect of the damages to which the payment related. Without limiting the generality of any other provision hereof, each such indemnified party and indemnifying party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above described subrogation and subordination rights.

6.5. No Double Recovery; Use of Insurance. Notwithstanding anything herein to the contrary, no party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such party or its Affiliate has been indemnified or reimbursed for such amount under any other provision of this Agreement, the Exhibits or Schedules attached hereto, Sellers’ Disclosure Letter, or any document executed in connection with this Agreement or otherwise. Furthermore, in the event any Damages related to a claim by Buyer are covered by insurance, except insurance obtained by the Buyer or the Companies and their Subsidiaries after the Closing Date to the extent and only to the extent it provides coverage or limits not offered by insurance policies maintained by the Companies and their Subsidiaries immediately prior to the Closing Date, Buyer agrees to use commercially reasonable efforts to seek recovery under such insurance and Buyer shall not be entitled to recover from the Sellers (and shall refund amounts received up to the amount of indemnification actually received) with respect to such Damages to the extent, and only to the extent, any of Buyer, the Companies and their Subsidiaries recovers under any such insurance policy.

6.6. Treatment of Indemnity Payments Between the Parties. All indemnification payments shall constitute adjustments to the Purchase Price for all tax purposes, and no party shall take any position inconsistent with such characterization.

6.7. Connecticut Transfer Act

(a) Sellers shall prepare Property Transfer Form III’s in accordance with the Connecticut General Statutes Sec. 22a-134 (“Transfer Act”) for both the Hoffman/Bridgeport Terminal property and the Hoffman Fuel Company of Danbury property. Hoffman/Bridgeport and Hoffman Fuel Company of Danbury will be the “Certifying Party” (as defined in Section 22a-134(6) of the Connecticut General Statutes) for their respective properties. Sellers shall also direct their current Licensed Environmental Professional (“LEP”) to prepare Environmental Condition Assessment Forms (“ECAFs”) for both the Hoffman/Bridgeport and the Danbury properties to be filed with the Connecticut Department of Environmental Protection (“CTDEP”) in connection with the transaction contemplated by this Agreement.

(b) At the Closing, the Property Transfer Form III’s shall be signed by the Buyer as the transferee, by the Sellers as the transferors, and by Hoffman/Bridgeport and Hoffman Fuel Company of Danbury as the Certifying Parties for their respective properties. No later than ten (10) days after Closing, Hoffman/Bridgeport and Hoffman Fuel Company of Danbury shall file the fully executed Property Transfer Forms with the CTDEP and pay all required Transfer Act filing fees.

6.8. Environmental Indemnification.

ARTICLE VII

RESTRICTIVE COVENANTS

7.1. Restrictive Covenants.

Each of the Sellers, individually and not jointly, agrees as follows:

(a) For a period of five (5) years from the date hereof, Seller shall not, in any state in which the Companies or their Subsidiaries are conducting the Business on the Closing Date (the “Territory”), directly or indirectly, sell or distribute, or solicit or accept orders for the sale or distribution of, or assist or advise any person in connection with the sale or distribution of, or the solicitation or acceptance of orders for the retail sale of, Petroleum Products, biofuels, natural gas, hvac equipment or hvac equipment installation or maintenance services of any type in the Territory.

(b) For a period of ten (10) years from the date hereof, Seller shall not, anywhere in the Territory, directly or indirectly (a) sell or distribute, or solicit or accept orders for the retail sale or distribution of, or assist or advise any person in connection with the retail sale or distribution of, or the solicitation or acceptance of orders for the retail sale of, Petroleum Products, biofuels, natural gas, hvac equipment or hvac equipment installation or maintenance services of any type to the Customers or interfere or seek to interfere with the patronage of the Customers with the Buyer or (b) except as requested by Buyer, communicate with any of the Customers or assist any person to communicate with any of the Customers relating to the activities in which it is prohibited from engaging in except at the prior written request of Buyer.

(c) For a period of five (5) years from the date hereof the Seller will not solicit any employee of the Companies and their Subsidiaries to leave their employment and will not hire or retain any such employee whether, as an employee, consultant or otherwise; provided, however, that advertising in newspapers and other media will not be deemed to be a solicitation unless specifically targeted at any such employee.

(d) The Seller acknowledges that if it should breach a covenant contained herein, Buyer’s remedy at law will be inadequate. Therefore, in addition to any remedy otherwise available to the Buyer, and notwithstanding the provisions herein for arbitration, the Seller agrees that Buyer shall be entitled to an injunction restraining it from any such violation. Moreover, if it shall be determined by any arbitration panel or court, that any covenant herein is not enforceable due to its geographic area or duration, then it is the intention of the parties that such covenant shall be enforceable to the greatest extent possible, and will be deemed amended so as to reduce the geographic area or duration, as the case may be, to the extent necessary to secure enforceability.

(e) For the purposes of this Section 7.1, a Seller will be deemed directly or indirectly engaged in a business if it participates in such business as partner, joint venturer, shareholder, consultant, advisor or agent or if it controls such business. Such Seller shall not, for purposes of this Article, be deemed a shareholder or lender if it holds less than two percent (2%) of the outstanding equity or debt of any publicly owned corporation engaged in the same or similar business to that of the Seller, provided that Seller shall not be in a control position with regard to such corporation.

ARTICLE VIII

MISCELLANEOUS PROVISIONS

8.1. Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified and supplemented by written agreement of Buyer and Sellers any time prior to the Closing with respect to any terms contained herein.

8.2. Waiver of Compliance. Any failure of Sellers, on the one hand, or Buyer, on the other, to comply with any obligation, covenant, agreement or condition herein may be expressly waived in writing by the President or a Vice President of any such party, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.3. Notices. All notices or other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered as duly given on (a) the date of delivery, if delivered in person or if sent by telecopier and also as provided in clause (b), or (b) two days after mailing, if sent by Federal Express or other similar overnight delivery service, or (c) three days after mailing if mailed from within the continental Untied States by registered or certified mail, return receipt requested, to the party entitled to receive the same, at the address provided in this Section 8.3.

Any party hereto may change its address by giving notice to the other stating its new address, all in the manner provided herein. Such newly designated address shall thereafter be such party’s address for the purpose of all notices or other communications required or permitted to be given pursuant to this Agreement.

(a) If to Sellers or Sellers Representative, to:

A. Silecchia Corporation

Attn: Anthony Silecchia

14 Rockaway Avenue

Rockville Centre, NY 11570

with a copy to:

Ellenoff Grossman & Schole LLP

150 East 42nd Street

New York, New York 10017

Attn: Geoffrey W. Parnass, Esq.

Fax: (212) 370-7889

(b) If to Buyer, to:

Petro Holdings, Inc.

2187 Atlantic Street

Stamford, CT 06904

Attn: President

Fax: 203-328-7421,

with a copy to:

Phillips Nizer LLP

666 Fifth Avenue

New York, New York 10103

Attn: Alan Shapiro, Esq.

Fax: 212-262-5152.

8.4. Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties.

8.5. Dispute Resolution. In the event that there shall be a dispute between the parties after the Closing Date arising out of or relating to this Agreement, including, without limitation, the indemnities provided in Article IX or the breach thereof, the parties agree that such dispute shall be resolved by final and binding arbitration in the State of New York administered by the American Arbitration Association (the “AAA”), in accordance with the AAA’s rules of practice then in effect or such other procedures as the parties may agree. Unless the parties agree otherwise, the arbitration shall be conducted by a single arbitrator appointed by the AAA, which arbitrator shall be a partner at an internationally-recognized accounting firm. Any award issued as a result of such arbitration shall be final and binding between the parties thereto, and shall be enforceable by any court having jurisdiction over the party against whom enforcement is sought. The arbitrator shall have the authority in his or her discretion to award to the prevailing party the fees and expenses of such arbitration (including reasonable attorneys’ fees) or any action to enforce an arbitration award. For the purposes of an action to enforce an arbitration award under this Section 8.5, Sellers and Buyer each agree to consent to the jurisdiction of the Supreme Court of the State of New York, or if such court declines the exercise of jurisdiction, the jurisdiction of the courts of the United States of America located in the Southern District of New York, and the service of process therein.

8.6. Schedules and Exhibits. All exhibits and schedules hereto and Sellers’ Disclosure Letter are hereby incorporated by reference and made a part of this Agreement.

8.7. Sellers’ Representative.

(a) By the execution and delivery of this Agreement, including counterparts hereof, each Seller hereby irrevocably constitutes and appoints Anthony Silecchia as the true and lawful agents and attorneys-in-fact (the “Sellers Representative”) of such Seller with full powers of substitution to act in the name, place and stead of such Seller with respect to the performance on behalf of such Seller under the terms and provisions of this Agreement, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on such Seller’s behalf, as the Sellers Representative shall deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement, including:

(i) to receive on behalf of the Sellers all payments made by the Buyer to the Sellers under this Agreement;

(ii) to agree upon or compromise any matter related to the calculation of any adjustments to the Purchase Price pursuant to Section 2.3 or otherwise or other payments to be made;

(iii) to act for the Sellers with respect to all indemnification matters referred to in this Agreement, including the right to compromise on behalf of the Sellers any indemnification claim made by or against the Sellers;

(iv) to terminate, amend, or waive any provision of this Agreement; provided that any such action, if material to the rights and obligations of the Sellers in the reasonable judgment of the Sellers Representative, shall be taken in the same manner with respect to all Sellers, unless otherwise agreed by each Seller who is subject to any disparate treatment of a potentially adverse nature;

(v) to employ and obtain the advice of legal counsel, accountants and other professional advisors as the Sellers Representative, in their sole discretion, deems necessary or advisable in the performance of their duties as Sellers Representative and to rely on their advice and counsel;

(vi) to incur and pay out of the Purchase Price expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other fees and expenses allocable or in any way relating to such transaction or any indemnification claim, whether incurred prior or subsequent to Closing;

(vii) to administer and disburse funds from, and execute and deliver on behalf of such Seller agreements related to, the escrow account created by the Environmental Agreement and the Indemnification Escrow Agreement; and

(viii) to do or refrain from doing any further act or deed on behalf of the Sellers which the Sellers Representative deem necessary or appropriate in their sole discretion relating to the subject matter of this Agreement as fully and completely as any of the Sellers could do if personally present and acting.

(b) The appointment of the Sellers Representative shall be deemed coupled with an interest and shall be irrevocable, and any other person may conclusively and absolutely rely, without inquiry, upon any actions of the Sellers Representative as the acts of the Sellers in all matters referred to in this Agreement. Each of the Sellers hereby ratifies and confirms all that the Sellers Representative shall do or cause to be done by virtue of such Sellers Representative’ appointment as Sellers Representative of such Seller. The Sellers Representative shall act for the Sellers on all of the matters set forth in this Agreement in the manner the Sellers Representative believes to be in the best interest of the Sellers, but the Sellers Representative shall not be responsible to any Sellers for any loss or damage any Sellers may suffer by reason of the performance by the Sellers Representative of such Sellers Representative’ duties under this Agreement, other than loss or damage arising from willful misconduct in the performance of such Sellers Representative’ duties under this Agreement.

(c) Each of the Sellers hereby expressly acknowledges and agrees that the Sellers Representative is authorized to act on behalf of such Seller notwithstanding any dispute or disagreement among the Sellers, and that any person shall be entitled to rely on any and all action taken by the Sellers Representative under this Agreement without liability to, or obligation to inquire of, any of the Sellers. If any Sellers Representative resigns or ceases to function in such capacity for any reason whatsoever, then the successor Sellers Representative shall be the person which the Sellers with a majority of the Sharing Percentages appoint; provided, however, that if for any reason no successor has been appointed within thirty (30) days, then any Seller shall have the right to petition a court of competent jurisdiction for appointment of a successor Sellers Representative. The Sellers do hereby jointly and severally agree to indemnify and hold the Sellers Representative harmless from and against any and all liability, loss, cost, damage or expense (including without limitation attorneys’ fees) reasonably incurred or suffered as a result of the performance of such Sellers Representative’s duties under this Agreement except for any such liability arising out of the willful misconduct of such Sellers Representative.

(d) In each event where action, decision or approval of the Sellers Representative is required, unless otherwise specified any such action, decision or approval shall require action, decision or approval by any two of the three of the Sellers Representative.

8.8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

8.9. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimiles of any such counterpart shall have the same force and effect as an original signature.

8.10. Headings. The headings of the Sections and Articles of this Agreement are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

8.11. Entire Agreement. This Agreement, including the Exhibits and Sellers’ Disclosure Letter hereto, and all documents required to be delivered hereunder and any other documents and certificates delivered pursuant to the terms hereof or thereof, set forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersede all prior negotiations, understandings, discussions, agreements (other than the confidentiality provisions of the Confidentiality Letter), promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto whether written or oral.

8.12. Third Parties. Except as specifically set forth or referred to herein, nothing herein expressed or implied is intended or shall be construed to confer upon or give to any person or corporation other than the parties hereto and their successors or assigns, any rights or remedies under or by reason of this Agreement.

8.13. Further Cooperation.

(i) The parties hereto agree that they will, at the expense of the requesting party, from time to time execute and deliver any and all additional and supplemental instruments, and do such other reasonable acts and things which may be necessary or desirable to effect the purpose of this Agreement, and the consummation of the transactions contemplated hereby.

(ii) Buyer, Companies and their Subsidiaries, and Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or, other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit, litigation or other. proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Buyer, Companies and their Subsidiaries and Sellers agree (A) to retain all books and records with respect to Tax matters pertinent to Companies and their Subsidiaries relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Buyer or Sellers, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, Companies and their Subsidiaries or Sellers, as the case may be, shall allow the other party to take possession of such books and records. Buyer and Sellers further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and their respective corporate seals to be affixed hereto, all as of the day and year first above written.

Buyer:

PETRO HOLDINGS, INC.

By:
	Name:	Dan Donovan
	Title:	President and Chief Executive Officer

SELLERS:

PJC INTERCAPITAL LP
By:	Silecchia Holdings LLC, its General Partner

By:
Anthony Silecchia
President

A. SILECCHIA CORPORATION

By:
Anthony Silecchia
President

PJC GROUP OF NEW ENGLAND CO., a Delaware Corporation

By:
Peter Carini
President